EXHIBIT 99.4

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, being the Corporate Controller of Northcore Technologies Inc. (the “Company”) hereby certifies that to the best of my knowledge:

(1) The Annual Report on Form 20-F/A of the Company for the fiscal year ended December 31, 2005 (the “Report”) which this certification accompanies, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as at, and for the fiscal year ended on, December 31, 2005.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: August 20, 2007	/s/ Tam Nguyen
Tam Nguyen
Corporate Controller

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